May 3, 2007

Mail Stop 4561

Mr. Ernest J. Mrozek
Vice Chairman and Chief Financial Officer
The ServiceMaster Company
860 Ridge Lake Boulevard
Memphis, TN 38120

Re: The ServiceMaster Company
        Form 10-K for the year ended December 31, 2006
        File No. 1-14762

Dear Mr. Mrozek:

      We have completed our review of your Form 10-K and related filings and do not, at this time, have any further comments.

      Sincerely,

      Linda van Doorn
      Senior Assistant Chief Accountant